CN Dragon Corporation

November 23, 2009

Katherine Wray
SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:           Wavelit, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed February 12, 2009
File No.  333-90618

Dear Ms. Wray:

Please find enclosed:

i.           The Company’s Revised Preliminary Information Statement on Schedule 14C/A-2;

ii.           A redline version comparing the  most recent filing with the enclosed amendment;

ii.           A copy of your March 20, 2009, comment letter.

As requested, the Company has responded to your numbered comments as follows:

General

1.           Clarified that the spin-off of the securities to the shareholders will occur only after the securities have been registered under the Securities Exchange Act of 1934.

Financial and Other Information

2.           Included appropriated updated historical financial statements.

Pro Forma Financial Information

3.           Provided pro-forma income statements for the most recent fiscal year.

4.           Provided a pro-forma balance sheet as of the date of the Company’s most recent fiscal year end.

5.           Provided an introductory paragraph to the pro-forma financial statements describing the transactions and the periods for which the information is presented.

We hope the foregoing has been responsive to your request.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

CN Dragon Corporation

 /s/ Henry Liguori
Director

encl.

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7216 Enterprise Drive - Las Vegas - Nevada  89147